

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

<u>Via U.S. Mail and Facsimile to 702-442-7995</u>

Steve Cochennet
Chief Executive Officer
Guardian 8 Holdings
11900 College Blvd., Suite 204
Overland Park, KS 66210

> **Re: Guardian 8 Holdings**
> **Current Report on Form 8-K/A**
> **Filed December 21, 2010, as amended on**
> **February 23 and March 8, 2011**
> **File No. 333-150954**

Dear Mr. Cochennet:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director